Exhibit 2.1

Execution Version

SECOND AMENDMENT TO EQUITY PURCHASE AGREEMENT

This SECOND AMENDMENT TO EQUITY PURCHASE AGREEMENT (this “Amendment”) dated April 27, 2020, is by and between RTI Surgical Holdings, Inc., a Delaware Corporation (“Parent”), and Ardi Bidco Ltd., a Delaware Corporation (“Buyer”, and together with Parent, each a “Party” and, collectively, the “Parties”).

RECITALS

WHEREAS, the Parties entered into that certain Equity Purchase Agreement (the “Initial Purchase Agreement”), dated January 13, 2020, by and between Parent and Buyer, pursuant to which, among other things, Buyer agreed to purchase from Parent, and Parent agreed to sell or contribute to Buyer, all of the Securities, on the terms and subject to the conditions contained in the Purchase Agreement;

WHEREAS, the Parties entered into that certain First Amendment to Equity Purchase Agreement, dated March 6, 2020 (the “First Amendment”), pursuant to which the Parties amended the Initial Purchase Agreement on the terms and subject to the conditions set forth therein (the Initial Purchase Agreement, as amended, the “Purchase Agreement”); and

WHEREAS, the Parties desire to amend the Purchase Agreement as set forth herein in accordance with Section 13.6 of the Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENTS

A. Defined Terms. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Purchase Agreement.

B. Amendments to Purchase Agreement.

1. The definition of “Base Purchase Price” in Section 1.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Four Hundred Forty Million Dollars ($440,000,000) in cash.”

2. The definition of “Facilities Agreement” in Section 1.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“means that certain Senior Facilities Agreement, dated as of February 28, 2020, by and among, inter alios, Ardi Topco Ltd., a Delaware corporation, Buyer, U.S. Metals Topco Ltd., a Delaware corporation, and U.S. Metals Bidco Ltd., a Delaware corporation, the lenders party thereto and Ares Capital Corporation, in its capacity as agent for such lenders and as security agent.”

3. The definition of “Material Adverse Effect” in Section 1.1 of the Purchase Agreement is hereby amended by inserting the following at the end of clause (h) of such definition:

“including, for the avoidance of doubt, COVID-19 or other pandemics or epidemics,”

4. The definition of “Outside Date” in Section 1.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“August 31, 2020.”

5. The definition of “Special Indemnification Losses” in Section 1.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“any and all Liabilities, Taxes and reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses), in each case that are due and payable; provided, however, that Special Indemnification Losses shall not include (a) lost business opportunities, lost profits, any measure of damages based on diminution in value or based on any multiple of damages, earnings, profits, cash flow or similar concept, (b) consequential, special or punitive damages, except to the extent paid to a third party, or (c) cost and expense allocation for the time employees of Buyer and its Subsidiaries devote to such matter, except, in the case of this clause (c), such cost and expense allocations as shall be made with respect to Business Employees with respect to the matters set forth on item 6 in Schedule 1.1(a).”

6. The definition of “Purchased Marks” in Section 8.1(b) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“the trademarks and service marks set forth on Annex B attached to Schedule 5.10(a) that are identified with an asterisk”

7. The following definition of “Specified Covenants” is hereby inserted in Section 1.1 of the Purchase Agreement:

“Specified Covenants” means the covenants and agreements of Parent set forth in in Sections 2.1 (Purchase and Sale of Securities), 4.1 (Closing Date), 4.2(b) (Preliminary Purchase Price), 7.4(b) (Operations Prior to the Closing Date); the portion of 7.5(a) that reads “which Proxy Statement shall comply as to form in all material respects with the applicable requirements of the Securities Act, Exchange Act, the Delaware General Corporation Law and Nasdaq rules,”, 7.5(b) (Proxy Statement), the portion of 7.5(c) that reads “Subject to the ability of the Parent Board to make an Adverse Recommendation Change pursuant to the terms of this Agreement, Parent shall, through the Parent Board, recommend to its stockholders that they vote in favor of the Contemplated Transactions and shall include such recommendation in the Proxy Statement”, and 7.6 (Acquisition Proposal; Change in Recommendation).

8. The following definition of “Surviving Covenants” is hereby inserted in Section 1.1 of the Purchase Agreement:

“Surviving Covenants” means the covenants and agreements of Parent to be complied with prior to the Closing that are set forth in Sections 7.1 (Access to Information), 7.4(a) (Operations Prior to the Closing Date), 7.7 (Termination of Certain Intercompany Accounts; Intercompany Agreements), 7.8(f) (German Receivable) and 7.12 (Destruction of Property).

9. The following definitions are hereby inserted in Section 1.1 of the Purchase Agreement:

“Buyer 401(k) Plan” has the meaning specified in Section 8.3(f).

“Finance Transformation Manager” has the meaning specified in Section 7.8(d).

“Licensed Marks” has the meaning specified in Section 8.1(f).

“License Period” has the meaning specified in Section 8.1(f).

“OEM Steering Committee” has the meaning specified in Section 7.8(d).

“Parent 401(k) Plan” has the meaning specified in Section 8.3(f).

“Plan Effective Date” has the meaning specified in Section 8.3(f).

10. The definition of “Wind Down Period” in Section 8.1(b) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“a term of twelve (12) months immediately after the Closing”

11. The Purchase Agreement is hereby amended as follows:

(i)	The fourth Recital of the Purchase Agreement is amended by deleting “(other than the Rollover Securities)”;

(ii)	The fifth Recital of the Purchase Agreement is deleted;

(iii)

The definitions of “Aggregator Securities”, “Buyer Aggregator”, “Buyer TopCo”, “Contribution Agreements”, “Contribution Documents”, “Rollover Amount”, “Rollover Securities” and “Rollover Transactions” in Section 1.1 of the Purchase Agreement are deleted;

(iv)	The definition of “Contemplated Transactions” in Section 1.1 of the Purchase Agreement is amended by deleting “, including the Rollover Transactions”;

(v)	Section 2.1 of the Purchase Agreement is amended by deleting “(other than the Rollover Securities)” from clause (a) thereof and deleting clause (b) thereof in its entirety;

(vi)	Section 3.1 of the Purchase Agreement is amended by deleting “(other than the Rollover Securities)” and “, minus the Rollover Amount”;

(vii)	Section 4.2(a) of the Purchase Agreement is amended by deleting “, minus the Rollover Amount”;

(viii)	Section 4.3(g) of the Purchase Agreement is deleted in its entirety;

(ix)	Section 4.4(b) of the Purchase Agreement is amended by deleting “(other than the Rollover Securities, which shall be contributed to Buyer pursuant to the Contribution Agreements)”;

(x)	Section 4.4(n) of the Purchase Agreement is deleted in its entirety;

(xi)	Section 7.13 of the Purchase Agreement is amended by deleting “Contribution Documents,”; and

(xii)	Exhibit F of the Purchase Agreement is deleted in its entirety.

12. US Metals LLC and the German Subsidiary shall be additional parties to the IP Cross License, and Section 4.3(d) of the Purchase Agreement is amended and restated in its entirety to read as follows:

“duly executed original counterparts of the IP Cross License executed by Buyer on behalf of RTI OEM, US Metals LLC and the German Subsidiary; and”

13. Section 4.4(k) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“evidence reasonably acceptable to Buyer that record title to all of the Owned Real Property has been transferred by special warranty deed (or local equivalent) to a Group Company; provided that if the recorder’s office (or local equivalent) for the jurisdiction of any Owned Real Property is not open for business and not able to record such transfer of any Owned Real Property for all of the five (5) Business Days prior to Closing, then for such Owned Real Property (A) a special warranty deed (or local equivalent) transferring such Owned Real Property to a Group Company, duly executed by Parent or its applicable Subsidiary; (B) evidence that such duly executed special warranty deed (or local equivalent) has been sent by national courier to the recorder’s office (or local equivalent) (it being agreed that Parent shall take any necessary actions and bear all out-of-pocket costs and expenses after Closing to record such transfer) and (C) evidence that copies of such duly executed special warranty deed (or local equivalent) have been sent by national courier to Buyer;”

14. A new Section 7.1(d) of the Purchase Agreement is hereby inserted into the Purchase Agreement as follows:

“Notwithstanding anything to the contrary in this Agreement, Parent shall deliver to Buyer (i) within 20 days of the end of each calendar month, a profit and loss and cash flow analysis with respect to the Business for each calendar month in 2020 that ends prior to Closing, together with copies of internal monthly financial reports provided to management (in the same format provided to management); provided that, with respect to the months of January, February, and March, such materials shall be provided no later than May 31, 2020; (ii) prior to May 31, 2020, a pro forma of the impact of the Distribution Agreement (Hardware) and the Distribution Agreement (Tissue) on the combined financial statements of the Business as of December 31, 2019 including the combined balance sheet of the Business as of December 31, 2019, the combined consolidated statements of income as of December 31, 2019 and combined statements of profit and loss of the Business as of December 31, 2019; and (iii) prior to May 31, 2020, a projected cash flow analysis for each calendar month in the year 2020, including identification of any variations between projected working capital and actual working capital to the extent known as of the delivery date.”

15. A new Section 7.1(e) of the Purchase Agreement is hereby inserted into the Purchase Agreement as follows:

“Within ten (10) days after the filing of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and the filing of an Amendment on Form 10-K/A to Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, Parent shall deliver to Buyer the updated versions of the Financial Statements (based on the financial statements reflected therein) which would have been required to be attached as Schedule 5.4 if such updated versions of the Financial Statements had been prepared prior to the date of entry into the Agreement.”

16. A new Section 7.1(f) of the Purchase Agreement is hereby inserted into the Purchase Agreement as follows:

“Prior to the Closing, Parent shall update Buyer in a timely manner regarding any material events, conditions, facts, circumstances and developments relating to item 6 of Schedule 1.1(a), including providing Buyer with copies of any material reports, presentations or other written findings with respect thereto; provided, that, Parent shall not be required to provide any such information or documentation to the extent that it would result in the waiver of a legal or evidentiary privilege (e.g., attorney-client privilege, attorney work product doctrine, etc.) with respect thereto; provided further, that, notwithstanding the foregoing, with respect to any such information or documentation, Parent may withhold access to only that portion of such information that is reasonably necessary to be withheld in order to preserve any such privilege.”

17. Section 7.4(a) of the Purchase Agreement is hereby amended by inserting a new clause (t) immediately before clause (u) to read as follows:

“(t) a result of COVID-19, including actions taken by Parent that are reasonably necessary to respond to COVID-19; provided, that from and after April 27, 2020, prior to taking any action as a result of COVID-19, Parent shall consult with Buyer,”

18. Section 7.5(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“As promptly as reasonably practicable after the filing of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the filing of an Amendment on Form 10-K/A to Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, Parent shall file with the SEC a preliminary proxy statement (the “Proxy Statement”), which Proxy Statement shall comply as to form in all material respects with the applicable requirements of the Securities Act, Exchange Act, the Delaware General Corporation Law and Nasdaq rules, for the purpose of soliciting proxies from stockholders of Parent in connection with a meeting of the stockholders for the purpose of obtaining the Required Parent Vote (the “Parent Stockholder Meeting”). The Parent Stockholder Meeting may, at the option of Parent, be conducted at either a special meeting for the sole purpose of obtaining the Required Parent Vote or at an annual meeting for the election of directors to the Parent Board that includes a separate, standalone proposal for obtaining the Required Parent Vote, which proposal is not conditioned on approval of any other proposal presented at such meeting. Buyer shall furnish to Parent all information concerning Buyer reasonably requested by Parent in connection with the Proxy Statement to be set forth in the Proxy Statement, and shall otherwise reasonably assist and cooperate with Parent in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). The information relating to Buyer at the time supplied by it to Parent for inclusion in the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

19. Section 7.8(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Parent shall, and shall cause its applicable Subsidiaries to, effect the Reorganization prior to the Closing (i) substantially in accordance with Schedule 1.1(c), and (ii) pursuant to documentation in form and substance reasonably satisfactory to Buyer; provided that, in connection with the effectuation of the Reorganization prior to Closing, Parent shall use reasonable best efforts to separate US Metals from US Biologics, such that the Contribution Assets (together with the Business Employees employed by RTI Surgical) with respect to US Metals will be assigned or transferred to, and the liabilities with respect to US Metals will be assumed by US Metals LLC, being a separate new limited liability company formed as a Subsidiary of Parent as part of the Reorganization; provided, that, in connection therewith, Parent shall also use commercially reasonable efforts to separate the operating mechanisms necessary for business continuity as of immediately following the Closing; provided, further, that to the extent there are Contribution Assets (including operating mechanisms necessary for business continuity as of immediately following the Closing) that are operationally shared between US Metals and US Biologics (which includes information systems), there shall be no obligation to separate such assets, so long as there is a transition services agreement, invoice allocation system, or other method reasonably acceptable to Buyer to appropriately allocate costs and expenses between US Metals and US Biologics. Prior to June 1, 2020, Parent shall make a proposal for how to appropriately allocate costs and expenses between US Metals and US Biologics; provided, that if such proposed method is not acceptable to Buyer, Buyer shall, at its cost, and with input from the OEM Steering Committee and the Finance Transformation Manager, draft or devise, as applicable, an alternative transition services agreement, invoice allocation system, or other method to appropriately allocate costs and expenses between US Metals and US Biologics, and any agreement, system or method drafted or devised by Buyer shall be deemed reasonably acceptable to Buyer.”

20. Section 7.8(d) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“As promptly as practicable following the date hereof, Parent and Buyer will establish a committee (the “Steering Committee”) comprised of representatives of (i) the Business, (ii) Buyer and its Affiliates and (iii) Parent and its Subsidiaries’ spine business, in each case as selected by Parent and Buyer by mutual agreement. The Steering Committee will use reasonable best efforts to meet (telephonically or otherwise) on a weekly basis or on such other schedule mutually agreed by its members. The purpose of the Steering Committee shall be to discuss the following activities and such other activities as may be agreed by its members: (a) coordination and oversight of matters pertaining to the transition of the Business following Closing and (b) the conduct of strategic planning in respect of the Business following Closing, in each case solely to the extent permitted by Requirements of Law. In addition, promptly following May 11, 2020, Parent and Buyer will establish a committee (the “OEM Steering Committee”) that will be comprised of representatives of (i) the Business, (ii) Buyer and its Affiliates (who will initially be Joe Dove) and (iii) Parent, in each case as selected by Parent and Buyer by mutual agreement. The OEM Steering Committee will use reasonable best efforts to meet (telephonically or otherwise) on a weekly basis or on such other schedule mutually agreed by its members. The purpose of the OEM Steering Committee shall be to discuss the separation of US Metals and US Biologics. A representative of Buyer shall be invited (with as much advance notice as is reasonably practicable) to any meetings of the RTI Separation Management Office, as well as any workshops with respect to the separation of the Business from the other business of Parent. The OEM Steering Committee shall use commercially reasonable efforts to deliver to the Steering Committee a weekly, rolling two-week work plan identifying resource requirements and related priorities with respect to the separation of US Metals and US Biologics, to be reviewed, and if acceptable to the Steering Committee, agreed upon, at the subsequent Steering Committee meeting (provided that no such work plan shall expand the covenants set forth in this Agreement or be binding on the parties). After May 4, 2020, Buyer shall have the right to appoint (at its own cost) an individual not employed by Parent or its Subsidiaries as a finance transformation officer (the “Finance Transformation Manager”) to support execution of the carve out process and the transition of the Business to being fully independent and functional outside of the ownership of Parent. Following the establishment of the OEM Steering Committee, the Finance Transformation Manager will be responsible for leading the planning for the separation of the finance components of the Business from those of the other business of the Parent. Prior to the Closing, Parent shall cause the Finance Transformation Manager to be provided with the access and the information (including financial information, personnel, systems and processes of the Business) to which Buyer is entitled under Section 7.1, subject to the limitations set forth therein, to support the separation of the Business from the other business of Parent (subject to the Requirements of Law), and the transition of the Business to Buyer’s ownership; provided that, for the avoidance of doubt, (A) the Finance Transformation Manager shall not be entitled to exercise any control with respect to the separation of the Business from Parent’s and its Subsidiaries’ other businesses, and (B) the activities of the OEM Steering Committee and the Finance Transformation Manager shall be conducted in such a manner as not to interfere unreasonably with the operations of Parent or its Subsidiaries (including Parent’s obligations as a public company) or achievement of their internal operating plans.”

21. Section 7.8(g) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Until Closing, Buyer shall cause itself and U.S. Metals BidCo Ltd., a Delaware corporation (“Buyer Metals”) to remain wholly owned Subsidiaries of Ardi Aggregator LP, a Delaware limited partnership, and references in this Agreement to Buyer shall be deemed to refer to Buyer with respect to the purchase of RTI OEM and to Buyer Metals with respect to the purchase of US Metals LLC, with the corresponding deliverables being adjusted mutatis mutandis, and with Buyer and Buyer Metals to be jointly and severally liable for all obligations of Buyer.”

22. Section 7.14 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Section 7.14. Bank Accounts. Parent shall (a) use its best efforts to submit the requisite paperwork and apply to establish prior to May 15, 2020 (but to be used effective as of Closing) a new, separate bank account for each of US Metals LLC and RTI OEM and (b) use its reasonable best efforts to establish prior to Closing a new related banking platform for the use of each applicable portion of the Business, in each case with JPMorgan Chase. As promptly as reasonably practicable following the date that is thirty (30) days prior to the anticipated date of the Parent Stockholder Meeting (or such later date that the applicable bank accounts are established), Parent shall (i) inform significant clients of the Business to remit any payments in respect of the applicable portion of the Business after the Closing to such new bank account, and (ii) request significant suppliers of the Business to provide invoices to the applicable portion of the Business after the Closing. Buyer agrees that, to the extent that this Agreement is terminated in accordance with its terms prior to the Closing, Buyer shall reimburse Parent for its out of pocket expenses reasonably incurred in connection with the satisfaction of its obligations pursuant to Section 7.14(a).”

23. Section 8.1(b) of the Purchase Agreement is hereby amended by inserting the following immediately after the words “regulatory purposes,” in clause (z) thereof:

“including, for the avoidance of doubt, the use of such Purchased Marks on labelling for applicable products with market clearance at the time of Closing, up to the transfer of applicable product ownership to Parent or its Subsidiaries, ”

24. Section 8.1(c) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Buyer agrees to maintain Parent Data in readable and readily accessible format; provided that, other than data maintained on or in connection with SAP enterprise software, Parent shall maintain a copy of such Parent Data on its own internal information technology systems. Parent and its representatives shall have reasonable access to the Parent Data to the extent that either (a) such Parent Data is not included in such copy maintained by Parent or (b) such Parent Data is maintained on or in connection with SAP enterprise software. Buyer shall be permitted to destroy Parent Data at any time to the extent required by Requirements of Law, after giving Buyer a reasonably opportunity to obtain or copy such data. On or around the six (6) year anniversary of the Closing Date, Buyer and Parent shall negotiate in good faith as to whether this Section 8.1(c) shall continue to apply or shall terminate (in which case all Parent Data shall be returned to Parent). Parent will reimburse Buyer for any of its out-of-pocket expenses in connection with Buyer’s compliance with the obligations set forth in this clause (c) (other than, for the first six (6) years, out-of-pocket data storage costs).”

25. A new Section 8.1(f) of the Purchase Agreement is hereby inserted into the Purchase Agreement as follows:

“(f) Parent, on behalf of itself and its applicable Subsidiaries, hereby grants to Buyer and its Subsidiaries a limited, non-exclusive, non-transferable, non-sublicensable, royalty-free, license for a term of five (5) years immediately after the Closing (the “License Period”) to use the trademarks and service marks identified on Schedule 8.1(f) (the “Licensed Marks”) solely for the purpose of displaying the Licensed Marks on labels and registrations of products manufactured by or on behalf of Buyer in respect of the Business, to the extent permitted by Requirements of Law. Notwithstanding the preceding sentence, Buyer may permit its authorized third party manufacturers to exercise the licenses granted to Buyer and its Subsidiaries under this Section 8.1(f) on behalf of and at the direction of Buyer and its Subsidiaries. Any use by Buyer and its Subsidiaries of the Licensed Marks during the License Period provided in this Section 8.1(f) shall be solely in connection with products that are consistent with the quality and type of products with which Parent and its Subsidiaries were using the Licensed Marks in respect of the Business at the time of the Closing and subject to style and usage guidelines in effect as of Closing, as amended from time to time by Parent.

All goodwill associated with any use of the Licensed Marks will inure solely to the benefit of Parent or its Subsidiaries (excluding the Group Companies), as applicable. Upon expiration of the License Period or upon any material violation of this Section 8.1(f), Buyer shall, and shall cause each of its Affiliates to, promptly cease all use of the Licensed Marks and remove or destroy all Licensed Marks in Buyer’s or its Affiliates’ possession from labels and registrations of products manufactured by or on behalf of Buyer or its Affiliates; provided that Buyer and its Subsidiaries shall have the right to dispose of products in inventory manufactured and labeled with the Licensed Marks prior to expiration of the License Period after the expiration of the License Period in accordance with the terms and conditions set forth in this Section 8.1(f).”

26. A new Section 8.1(g) of the Purchase Agreement is hereby inserted into the Purchase Agreement as follows:

“(g) Right of First Offer.

(i)

Within sixty (60) days following a Sale of Parent, the acquirer in connection with such Sale of Parent (the “Acquirer”) shall provide written notice to Buyer indicating in good faith whether the Acquirer intends to (A) use (or have Parent or its Subsidiaries use) any Licensed Mark or (B) use (or have Parent or its Subsidiaries use) none of the Licensed Marks, following such Sale of Parent. If the Acquirer has expressed its good faith intention to use (or have Parent or its Subsidiaries use) none of the Licensed Marks in accordance with the preceding sentence, Buyer may, within thirty (30) days after receipt of the notice from the Acquirer, give written notice to the Acquirer offering to purchase all the Licensed Marks and specifying the price therefor. The Acquirer shall negotiate in good faith with respect to such offer; provided that the Acquirer shall not be required to consummate such purchase and sale.

(ii)	In connection with a Sale of Parent, Parent shall use reasonable best efforts to cause the Acquirer to be bound by the provisions of Section 8.1(g)(i).”

27. Section 8.3(d) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(d) Employee Benefits. Buyer shall be responsible for all covered medical, dental, life insurance and long-term disability claims or expenses incurred by any Business Employee prior to, on, or after the Closing Date; provided that Parent shall pay or reimburse Buyer or one of its Affiliates for the out-of-pocket costs of any such medical or dental claims that arose prior to the Closing Date to the extent such claims are not reflected in the Closing Date Working Capital or covered by stop loss insurance. Buyer shall also be responsible for providing any former employee of Parent or any of its Affiliates, other than the Business Employees, whose “qualifying event,” within the meaning of Section 4980B(f) of the Code, occurs prior to the Closing Date (and such former employee’s “qualified beneficiaries” within the meaning of Section 4980B(f) of the Code) with the continuation of group health coverage required by COBRA; provided that Parent shall pay or reimburse Buyer or one of its Affiliates for the out-of-pocket costs of any claims incurred by such former employees and their qualified beneficiaries during such period of coverage to the extent such claims are not covered by stop loss insurance, and reduced by any premiums received by Buyer or its Affiliates. Parent shall further pay or reimburse Buyer or one of its Affiliates for any incremental increases in stop loss insurance premiums incurred by Buyer or any of its Affiliates as a result of Buyer’s responsibilities and obligations set forth in the foregoing sentences. Subject to the foregoing sentences, Buyer and the Group Companies shall have the liability and obligation for, and neither Parent nor any of its Affiliates shall have any liability or obligation for: (l) any short-term disability and sick pay or salary continuation benefits; and (2) any medical, dental, life insurance, long-term disability or other welfare benefit claims incurred by Business Employees. Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts to waive any waiting period, probationary period, pre-existing condition exclusion, evidence of insurability requirement or similar condition with respect to initial participation under any plan, program, or arrangement established, maintained or contributed to by Buyer or any of its Affiliates to provide health insurance, life insurance and/or disability benefits with respect to each Continuing Employee who has, prior to the Closing Date, satisfied, under Parent’s or its Affiliates’ comparable plans, the comparable eligibility, insurability or other requirements referred to in this sentence. Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts to recognize the dollar amount of all co-insurance, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which each Continuing Employee will be eligible to participate from and after the Closing Date. Each Continuing Employee shall, for purposes of determining such Continuing Employee’s eligibility to participate in, vesting and calculating the benefit accrual for paid time off and severance, under all employee benefit plans, programs and arrangements of Buyer and its Affiliates, be credited with the service of such Continuing Employee with Parent or its Affiliates, to the same extent as if such service had been performed for Buyer or any of its Affiliates. In addition to the foregoing, Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts to:

(i) from the Closing Date to the first (1st) anniversary of the Closing Date, provide Continuing Employees with the greater of (A) the severance payments and benefits to which the Continuing Employee would have been entitled under the applicable Employee Benefit Plan covering the Continuing Employee immediately prior to the Closing Date had such Continuing Employee continued to participate in such Employee Benefit Plan until his or her termination date and become eligible for benefits calculated as of such termination date and (B) the severance payments and benefits provided by Buyer or its Affiliates to its similarly-situated employees at such time, taking into account the Continuing Employee’s length of service with Parent and its Affiliates as provided in this Section 8.3(d) in addition to service with Buyer and its Affiliates; and

(ii) provide each Continuing Employee with paid time off in an amount equal to the unused paid time off accrued by such Continuing Employee as of the Closing Date.”

28. A new Section 8.3(f) of the Purchase Agreement is hereby inserted into the Purchase Agreement as follows:

“(f) 401(k) Plan. As soon as administratively practicable, but not more than 60 days, after the Closing Date (the “Plan Effective Date”), Continuing Employees shall be eligible to participate in a defined contribution plan and trust adopted, established and maintained by Buyer or one of its Affiliates and qualified under Section 401(a) and Section 501(a) of the Code (the “Buyer 401(k) Plan”), in accordance with its terms. Buyer and its Affiliates shall be responsible for all employer liabilities related to the Buyer 401(k) Plan and the administration thereof. On or as soon as administratively practicable, and in no event later than 30 days, after the Plan Effective Date, Parent and Buyer shall cooperate to cause the Section 401(k) Plan for Employees of RTI Surgical, Inc. (the “Parent 401(k) Plan”) to transfer to the Buyer 401(k) Plan assets having a value as of the applicable valuation date that are equal to the value of the account balances of, and liabilities with respect to, all Continuing Employees with an account balance, whether or not vested, under the Parent 401(k) Plan as of such valuation date. Such transferred assets shall consist of cash, in-kind fund shares and promissory notes for outstanding participant loans, and shall be in accordance with Section 414(l) of the Code. The Buyer 401(k) Plan shall (i) recognize, to the extent applicable, all service, compensation and other determinations that, at the date of transfer, were recognized under the Parent 401(k) Plan for purposes of determining eligibility, participation, vesting, and calculation of benefits for Continuing Employees, and (ii) maintain the vesting schedule applicable under the Parent 401(k) Plan for accounts transferred from the Parent 401(k) Plan. To the extent applicable, all participant elections and beneficiary designations made by Continuing Employees under the Parent 401(k) Plan shall be transferred to, and be in full force and effect under, the Buyer 401(k) Plan until such participant elections and beneficiary designations are replaced or revoked by the Continuing Employee who made the election or designation. During the period beginning on the Closing Date and ending on the Plan Effective Date, each of the Companies shall continue to be a participating employer in the Parent 401(k) Plan, which shall be administered as a multiple employer plan, and participation in the Parent 401(k) Plan will continue for all Continuing Employees. As of the Plan Effective Date, each of the Companies shall cease to be a participating employer in the Parent 401(k) Plan, and participation in the Parent 401(k) Plan will cease for all Continuing Employees.”

29. Section 8.5(c) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(c) For a period commencing on the Closing Date and ending on the earlier of the six (6) year anniversary of the Closing Date and a Sale of Parent, Parent shall maintain in full force and effect officers’ and directors’ liability insurance, employment practices liability and fiduciary liability insurance in reasonable amounts from established and reputable insurers, for individuals who were officers and directors (or equivalent positions) of any Group Company as of, or prior to, Closing (collectively, and for such individuals, “D&O Insurance”). Upon a Sale of Parent, Parent shall obtain and fully pay for “tail” D&O Insurance with a claims period ending no earlier than the six (6) year anniversary of the Closing Date. From Closing and for a period of six (6) years thereafter, Buyer shall cause the Group Companies to indemnify and hold harmless each present and former director or officer of the Group Companies to the fullest extent allowed by law against any and all costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring during the period prior to and including the Closing Date (and Buyer shall also cause the Group Companies to advance expenses as incurred to the fullest extent allowed by law), other than with respect to matters set forth on item 6 in Schedule 1.1(a) constituting Excluded Liabilities (unless, with respect to such Excluded Liabilities, coverage is available under and paid by the D&O Insurance).”

30. Section 9.1(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(i) Parent shall have performed in all material respects all of the Specified Covenants which are to be performed prior to Closing; and (ii) Parent shall have performed all of its covenants and agreements in this Agreement (other than the Specified Covenants) which are to be performed prior to Closing, other than failure to perform any of its covenants or agreements which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.”

31. Section 12.1 of the Purchase Agreement is hereby amended by adding the following sentence immediately after the first sentence of such section:

“The Surviving Covenants shall survive the Closing for a period of twelve months; provided, however, that Buyer and its Affiliates shall not be entitled to recover as a result of a breach or failure to perform by Parent of any of the covenants and agreements set forth in Section 7.1 and Section 7.4(a) until the aggregate amount of all Special Indemnification Losses with respect to the Business which Buyer and its Affiliates have incurred exceed $10,000,000, at which point one-half of such Special Indemnification Losses up to $10,000,000 (i.e., $5,000,000), and all such Special Indemnification Losses in excess of $10,000,000, shall be recoverable; provided, further, that Buyer and its Affiliates shall not be entitled to recover as a result of a breach or failure to perform by Parent of any Surviving Covenants if Buyer or its Affiliates (which shall be deemed to include their respective representatives on the Steering Committee, OEM Steering Committee and Finance Transformation Manager) had actual knowledge and did not promptly inform Parent thereof prior to Closing; provided, further, that Buyer and its Affiliates shall not be entitled to recover as a result of a breach or failure to perform by Parent of any Surviving Covenants if Buyer or its Affiliates (which shall be deemed to include their respective representatives on the Steering Committee, OEM Steering Committee and Finance Transformation Manager) approved (including via email) the facts, events, conditions or circumstances that constitute the breach or failure to perform prior to Closing.”

32. Item 6 of Schedule 1.1(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as set forth on Schedule A hereto.

33. Schedule 1.1(c) of the Purchase Agreement is hereby amended to remove the individual with the ID Number set forth on Schedule B hereto, who shall not be a Business Employee.

34. A new Schedule 8.1(f) to the Purchase Agreement is hereby inserted into the Purchase Agreement to read as set forth on Schedule C hereto.

35. Section 11.1(e) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“by Buyer or Parent if the Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to any party whose failure to take any action required to fulfill any of such party’s (or such party’s Affiliates’) obligations under this Agreement shall have been the primary cause of the failure of the Closing to occur prior to the Outside Date;”

C. First Amendment. Section 3 of the First Amendment is hereby deleted in its entirety.

D. No Other Modifications. Except as expressly set forth herein, the terms and provisions of the Purchase Agreement remain unmodified and in full force and effect. This Amendment and the Purchase Agreement shall be read together as one agreement, and all references to the Purchase Agreement (in the documents contemplated by the Purchase Agreement or otherwise) shall mean the Purchase Agreement as modified and amended by this Amendment.

E. No Waiver. This Amendment shall not constitute an amendment or waiver of any provision of the Purchase Agreement, except as expressly set forth herein.

F. Miscellaneous. Sections 1.2 (Interpretation), 13.1 (Governing Law), 13.4 (Successors and Assigns; No Recourse), 13.6 (Entire Agreement; Amendments), 13.7 (Waivers), 13.9 (Partial Invalidity), 13.10 (Execution in Counterparts), 13.12 (Jurisdiction; Specific Performance) and 13.13 (Waiver of Jury Trial) of the Purchase Agreement are incorporated herein by reference, mutatis mutandis.

*     *     *     *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the day and year first above written.

PARENT:

RTI SURGICAL HOLDINGS, INC.

By:

Name: Jonathon M. Singer
Title: Chief Financial and Administrative Officer

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the day and year first above written.

BUYER:

ARDI BIDCO LTD.

By:
Shayla Kasuto Harlev
acting solely in her capacity as power of attorney